Contact

www.linkedin.com/in/jodi-deros-4b80953 (LinkedIn)
www.atomdesign.net (Company)

Top Skills

Graphic Design
Advertising
Web Design

Jodi Deros

Co-Founder at CIRQ+ / CMO / Board Director
Scottsdale, Arizona, United States

Experience

ATOM Innovation + Product Development (Formerly ATOMdesign)

19 years

CEO, Co-founder
2003 - Present (19 years)

VP | Managing Director
October 2004 - Present (18 years 2 months)
Scottsdale, Arizona

Jodi is the Co-founder and CEO for ATOMdesign, Inc. She brings an abundance of marketing, design and advertising experience to each of the company's customer development initiatives. Her extensive list of clients for national and global brands is a foundational element to building a world- class, award-winning innovation and product development firm with her husband and partner Yani Deros. Working across a vast range of markets from start-ups to Fortune 500 companies, Jodi is seasoned and accomplished at developing new brands by building strategic and creative solutions that deliver sustainable and long-term growth in the marketplace.

As CEO of ATOMdesign, Jodi's biggest challenge is keeping up with opportunities that flow in daily from around the globe. She matches her partner's ambitions and compliments the team's skill set with a commitment to world-class solutions that will resonate in the marketplace.

To get to know more about ATOMdesign and the team, visit our website and peruse. Then give us a call. We can't wait to learn more about you and how your ideas are going to take the market by storm!

CIRQ+

CMO / Co-Founder
December 2016 - Present (6 years)
Scottsdale, AZ

CIRQ+ is a Cloud based technology system that transforms any hotel room into a Smart Room for Smart Guests!

Our Platform as a Service (PaaS) solution has been developed to meet the growing needs of the hospitality industry rooted in global research with leading properties. The insights drove the development of a future-ready solution today by bridging the gap between guest comfort, engagement and experience while delivering state-of-the art controls for reducing hotels' in room energy usage and lowering operating costs for property owners.

This unified technology platform consolidates multiple in-room solutions and services into one manageable offering -- power charging (Qi) wireless charging, (hi-voltage, low voltage), instant-on clock/alarm, Wi-Fi, Bluetooth Audio/stereo speakers, temperature controls, hotel services and more -- into a single in-room device. This unification offers guests ease of use, comfort controls, convenience and connectivity at their fingertips. The solution also provides properties with a retrofit solution that is easy to install and a cost-effective way to deliver a highly personalized guest experience.

CIRQ+ includes state-of-the-art energy IoT controls for properties to remotely monitor and adjust energy usage by intelligently adjusting room temperatures, lighting, and outlets based on guest occupancy. This in turn will reduce energy costs and improve operational efficiencies. The platform can also be suited for new builds, property expansion or retrofits and installation on cruise ships.

With this groundbreaking, future-proofed innovation, CIRQ+ is primed to meet the evolving needs of properties globally by evolving with the time and the demands of tech savvy guests for years to come.

www.cirqplus.com

McMurry
Senior Art Director
2002 - 2004 (2 years)

Arizona State University
Associate Faculty
September 2001 - May 2002 (9 months)
United States

Faculty Associate for The Design School - ASU. Teaching Graphic Design to Industrial Designers.

Irma Mann Strategic Marketing

Associate Creative Director
1997 - 2000 (3 years)

Mullen Advertising
Senior Art Director
1991 - 1996 (5 years)

Education

Massachusetts College of Art
Bachelor of Arts (B.A.) · (1988 - 1991)

New England School of Art and Design
· (September 1984 - December 1985)